Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com
+1 617 570 1000

September 25, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Courtney Lindsay

                   Christine Westbrook

                   Gary Newberry

                   Kate Tillan

Re:	Praxis Precision Medicines, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 28, 2020
CIK No. 0001689548

Ladies and Gentlemen,

On behalf of our client, Praxis Precision Medicines, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated September 10, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly submitting a revised Registration Statement (the “S-1 Registration Statement”) together with this response letter. The S-1 Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the S-1 Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the S-1 Registration Statement.

Draft Registration Statement on Form S-1 submitted August 28, 2020

Business

License Agreement with RogCon, page 157

1.

We note your response to our prior comment 10 and your revisions on page 158. We reissue our prior comment 10 in part. Please expand your disclosure to specify the triggers for the payments referenced. For example, disclose when the profit sharing and contingent payments become payable.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 161 and 162 of the S-1 Registration Statement in response to the Staff’s comment to expand the disclosure related to the Company’s cooperation and license agreement with RogCon Inc. (the “RogCon Agreement”). The Company has also refiled the RogCon Agreement as Exhibit 10.15 to the S-1 Registration Statement to unredact certain terms in accordance with the Company’s updated disclosure.

Ionis Collaboration Agreement, page 158

2.	We note your response to comment 11. Please expand your disclosure to include the aggregate potential development milestones and other related conditional payments related to an option exercise.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 162 and 163 of the S-1 Registration Statement in response to the Staff’s comment to expand the disclosure related to the Company’s research collaboration, option and license agreement with Ionis Pharmaceuticals, Inc. (the “Ionis Agreement”). The Company has also refiled the Ionis Agreement as Exhibit 10.16 to the S-1 Registration Statement to unredact certain terms in accordance with the Company’s updated disclosure.

Sincerely,

/s/ William D. Collins
William D. Collins

cc:

Marcio Souza, Praxis Precision Medicines, Inc.
Stuart Chaffee, Praxis Precision Medicines, Inc.
Richard A. Hoffman, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP